Filed Pursuant To Rule 433

Registration No. 333-275079

November 15, 2023

Zach Pandl on SiriusXM Business Briefing - 11.15.23

Janet Alvarez: You're listening to the business briefing on Business Radio. Welcome back to the business briefing everyone. In the second half of our show, we're going to be speaking with Sarah Eisen, anchor of CNBC's Closing Bell about her latest documentary on the business of Formula One. It's a fascinating discussion. We hope you'll look forward to hearing it next.

Joining us now, though, is Zach Pandl, Managing Director of Research at Grayscale. Zach, welcome back.

Zach Pandl: Great to be on with you. Thank you.

Janet Alvarez: So Zach, when I spoke with you last, you had recently taken over the role of research at Grayscale. Tell us what you've learned in your time since then about where the industry stands in relation to all of the recent developments that have come down from the courts, as well as the economic cycle.

Zach Pandl:That's a great question. Of course, going full time into crypto, you do learn quite a lot. I'd say, I'd highlight two main things. The first is that Bitcoin is the largest and most important part of this ecosystem, and that despite the number of things going on in the space, that remains the case. I think it's very encouraging to see Bitcoin - how clear it is that Bitcoin is being adopted as a digital alternative to gold or a scarce digital store of value asset.

You know, Bitcoin's correlation with traditional financial assets has been changing over time. Not surprising given that it's quite a young asset class. But recently we've seen a higher correlation with Bitcoin and the price of gold as geopolitical developments, tail risks to investor portfolios, have picked up. There's been demand for gold by a certain subset of investors and we think demand for Bitcoin by a different set of investors that's comfortable holding a digital store of value.

So I think the importance of Bitcoin and its role in the global financial system has been a key thing. The second piece is maybe just the number of things that are happening in crypto. Bitcoin is the largest and most important asset, but there's a huge long tail of projects underway that have little to do with store of value and money and are finding different use cases for distributed network technology or blockchain technology. So it's incredibly exciting to see all that up close.

Janet Alvarez: So let's talk about the approval of the spot ETF that Grayscale has proposed, and of course, other financial companies have proposed similar ETF products. How do you see the appetite for adoption of this product? I mean, do you see a robust appetite whereby we're going to see this sort of product explode in coming years? How large is the industry and the consumer market for this?

Zach Pandl:Let me say first that Grayscale has been running a Bitcoin investment access vehicle for 10 years, providing transparent, safe, regulated access to Bitcoin to US investors through its GBTC product. And we are focused for a long time on converting that product eventually to an ETF, which is the preferred access vehicle for most investors in U.S. markets today.

And we think that we are quite close to that point, quite close to uplifting GBTC to NYSE ARCA and to be traded as an ETF. Investors have different ways to get access to Bitcoin - of course GBTC has been a great vehicle for that over the last 10 years here in the US market, and there are other ways, including self custody, that investors can access crypto.

But we can't deny that the ETF wrapper really is the preferred avenue for investors to manage all of their assets, manage their portfolios today and getting access to crypto through that mechanism, we do think we'll open up the product to a broader set of investors. So Bitcoin is going to be driven ultimately by its own fundamentals, by developments in blockchain technology, by demand for digital gold.

But I do think incrementally providing greater access to the product to a wider range of investors will support this market over time. And we think that we're quite close to that point for GBTC.

Janet Alvarez: Grayscale recently announced a partnership with FTSE Russell to create grayscale crypto sectors and corresponding indices. How have those sectors been?

Zach Pandl:Yeah, great question. We've been hearing from investors for a long time that while they're excited about Bitcoin, they want to understand the full spectrum of things that are happening in crypto beyond Bitcoin - all the potential use cases for public blockchain or distributed distributed network technology.

And so we developed a framework for that, the Grayscale Crypto Sectors as a way to provide a roadmap for investors, and it's comparable to what you see in other financial markets and in equities. All assets are categorized by industry, for example. In this framework, we categorize all the investable tokens into their context of use case for these technologies.

So I think it is a really helpful framework for investors to understand what is happening in this space and with Footsie Russell, we turned this framework into a set of indices. What we've seen recently is a rotation in leadership in the year to this point - the currencies sector, led by Bitcoin, had been the best performing part of the crypto ecosystem and still sees strong performance there.

Recently, though, the leadership has really moved beyond that and more recently, led by smart contract platforms. Ethereum is the industry leader in that category today. But Solana, a faster alternative layer one blockchain, has been the best performer more recently.

So I would really characterize it as a broadening of the crypto rally beyond Bitcoin, which saw initial demand through many other market segments and most importantly, the smart contract platform segment more recently. I would just really encourage investors to take a look at that framework if they're trying to understand crypto in greater depth. This is a great place to start.

Janet Alvarez: Zach, it's always such a pleasure to have you join us. If you could remind us, please, where we can follow you and where can we access some of this fabulous research that you're doing at Grayscale?

Zach Pandl:Yep, great. You can find our website at grayscale.com and that's Grayscale with an A. And we're active on social media as well.

Janet Alvarez: Zach Pandl, Managing Director of Research at Grayscale. And joining us now is CNBC's Sarah Eisen to discuss her all new documentary "Inside Track - The Business of Formula One." Sarah, welcome to the business briefing.

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